Exhibit 99.1

Nomad Foods Reports Third Quarter 2019 Financial Results

Company Narrows 2019 Guidance to the Upper End of the Prior Range
FELTHAM, England - November 7, 2019 - Nomad Foods Limited (NYSE: NOMD), today reported financial results for the three and nine month periods ended September 30, 2019. Key operating highlights and financial performance for the third quarter 2019, when compared to the third quarter 2018, include:

•	Reported revenue increased 2% to €540 million

•	Organic revenue growth of 2.5%

•	Reported Profit for the period of €39 million

•	Adjusted EBITDA increased 14% to €96 million

•	Adjusted EPS of €0.25
Management Comments
Stéfan Descheemaeker, Nomad Foods’ Chief Executive Officer, stated, “We achieved strong growth during the third quarter and made progress against our long-term strategic objectives. Organic revenue growth of 2.5% was driven by continued momentum in our core portfolio and the contribution from new product initiatives in fish, vegetables and plant protein. Most of our countries grew organically during the quarter, including the UK, Italy, Germany and France. Finally, we delivered 110 basis points of adjusted gross margin expansion, due in large part to an improved pea harvest. Overall, we are pleased with our performance and remain on pace to achieve our plans for the year.”

Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, commented, “We are pleased with our third quarter and first nine months performance. The team continues to execute well while navigating a dynamic macro landscape, and we expect to report another year of solid earnings and cash generation in 2019.  With over €700 million of cash and leverage at 2.8x, our balance sheet has us well positioned to enhance long-term shareholder value through organic growth and accretive M&A. We have been evaluating a handful of acquisition opportunities in recent months and look forward to providing updates in due course."
Third Quarter of 2019 results compared to the Third Quarter of 2018

•	Revenue increased 1.8% to €540 million. Organic revenue growth of 2.5% was comprised of 4.0% growth in price and a 1.5% decline in volume/mix.

•
Adjusted gross profit increased 6% to €159 million. Adjusted gross margin increased 110 basis points to 29.5% as a favorable harvest, pricing and promotional efficiencies and mix more than offset cost of goods inflation.

•	Adjusted operating expenses increased 1% to €80 million, reflecting Advertising and promotion expense growth of 3% to €27 million and Indirect expense unchanged at €53 million.

•	Adjusted EBITDA increased 14% to €96 million, which included a benefit of €4.5 million related to IFRS 16.

•
Adjusted Profit after tax increased 9% to €49 million, reflecting Adjusted EBITDA growth, higher finance costs and a lower effective tax rate. The impact of IFRS 16 reduced Adjusted Profit after tax by €0.7 million.

•
Adjusted EPS decreased 4% to €0.25, as Adjusted Profit growth was offset by an increased share count resulting from the public offering of ordinary shares in the first quarter of 2019. The impact of IFRS 16 was immaterial to this metric. Reported EPS decreased 5% to €0.20.

First Nine Months of 2019 results compared to the First Nine Months of 2018

•	Revenue increased 8.9% to €1,696 million. Organic revenue growth of 2.2% was comprised of 4.0% growth in price and a 1.8% decline in volume/mix. Revenue growth benefited 7.0% from acquisitions.

•
Adjusted gross profit increased 7% to €510 million. Adjusted gross margin declined 40 basis points to 30.1% as pricing and promotional efficiencies were more than offset by cost of goods inflation and acquisition mix.

•
Adjusted operating expenses increased 5% to €244 million primarily due to inclusion of acquisitions. Advertising and promotion expense increased 3% to €86 million while Indirect expense increased 5% to €159 million.

•	Adjusted EBITDA increased 15% to €316 million, which included a benefit of €13.2 million related to IFRS 16.

•
Adjusted Profit after tax increased 10% to €172 million, reflecting Adjusted EBITDA growth, higher finance costs and a lower effective tax rate. The impact of IFRS 16 reduced Adjusted Profit after tax by €2.0 million.

Exhibit 99.1

•
Adjusted EPS increased 2% to €0.91, as Adjusted Profit after tax growth was partly offset by an increased share count resulting from the public offering of ordinary shares in the first quarter of 2019. The impact of IFRS 16 adversely impacted this metric by €0.01. Reported EPS decreased 23% to €0.57.

IFRS 16 - Leases
As previously disclosed, Nomad Foods has adopted IFRS 16, a new standard on lease accounting which requires certain operating leases to be capitalized on the balance sheet effective January 1, 2019. Based on the adoption method selected by the Company, prior year results have not been restated to reflect the new standard.
2019 Guidance
The Company is narrowing 2019 guidance to the upper end of the prior range and now expects Adjusted EBITDA of approximately €425 to €430 million and approximately €1.20 to €1.22 EPS. Full year guidance continues to assume organic revenue growth at a low-single digit percentage range.

Conference Call and Webcast
The Company will host a conference call with members of the executive management team to discuss these results today, Thursday, November 7, 2019 at 1:30 p.m. GMT (8:30 a.m. Eastern Daylight Time). Investors interested in participating in the live call can dial +1-855-327-6838 from North America. International callers can dial +1-604-235-2082.

In addition, the call will be broadcast live over the Internet hosted at the “Investor Relations” section of the Company’s website at http://www.nomadfoods.com. The webcast will be archived for 30 days.  A replay of the conference call will be available on the Company website for two weeks following the event and can be accessed by listeners in North America by dialing +1-844-512-2921 and by international listeners by dialing +1-412-317-6671; the replay pin number is 10007877.

Nomad Foods Contacts
Investor Relations Contacts
Taposh Bari, CFA
Nomad Foods Limited
+1-718-290-7950

John Mills
ICR, Partner
+1-646-277-1254

Media Contact
Felipe Ucros
Gladstone Place Partners
+1-212-230-5930

About Nomad Foods
Nomad Foods (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and across the broader food sector. The company's portfolio of iconic brands, which includes Birds Eye, Findus, Iglo, Aunt Bessie's and Goodfella's, have been a part of consumers' meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com

Non-IFRS Financial Information
Nomad Foods is presenting Adjusted and Organic financial information, which is considered non-IFRS financial information, for the three and nine months ended September 30, 2019 and for comparative purposes, the three and nine months ended September 30, 2018.

Adjusted financial information for the three and nine months ended September 30, 2019 and 2018 presented in this press release reflects the historical reported financial statements of Nomad Foods, adjusted primarily for share based payment expenses and related employer payroll taxes, non-operating M&A related costs, acquisition purchase price adjustments, exceptional items and foreign currency exchange charges/gains.

EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude, when they occur, the impacts of exited markets, acquisition purchase price adjustments, chart of account (“CoA”) alignments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges and other unusual or non-recurring items. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EBITDA should not be considered as an alternative to profit/(loss) for the period, determined in accordance with IFRS, as an indicator of the Company’s operating performance.

Adjusted EPS is defined as basic earnings per share excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments, chart of account (“CoA”) alignments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, unissued preferred share dividends, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EPS provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Organic revenue for the three and nine months ended September 30, 2019 and 2018 presented in this press release reflects reported revenue adjusted for currency translation and non-comparable trading items such as expansion, acquisitions, disposals, closures, chart of account (“CoA”) alignments, trading day impacts or any other event that artificially impact the comparability of our results.

Adjustments for currency translation are calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Adjusted and Organic non-IFRS financial information should be read in conjunction with the unaudited financial statements of Nomad Foods included in this press release as well as the historical financial statements of the Company previously filed with the SEC.

Leverage is defined as total loans and borrowings outstanding less the sum of cash and cash equivalents and short term investments, divided by adjusted EBITDA for the trailing twelve month period.

Nomad Foods believe its non-IFRS financial measures provide an important additional measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. The Adjusted and Organic financial information presented herein is based upon certain assumptions that Nomad Foods believes to be reasonable and is presented for informational purposes only and is not necessarily indicative of any anticipated financial position or future results of operations that the Company will experience. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results and are cautioned not to place undue reliance on these results and information as they may not be representative of our actual or future results as a Company.

Please see on pages 8 to 13, the non-IFRS reconciliation tables attached hereto and the schedules accompanying this release for an explanation and reconciliation of the Adjusted and Organic financial information to the most directly comparable IFRS measure.

Nomad Foods Limited As Reported
Statements of Profit or Loss (unaudited)
Three months ended September 30, 2019 and September 30, 2018

	Three months ended September 30, 2019	Three months ended September 30, 2018
	€m	€m
Revenue	540.3	530.6
Cost of sales	(381.1)	(383.6)
Gross profit	159.2	147.0
Other operating expenses	(89.4)	(84.5)
Exceptional items	(1.7)	(4.1)
Operating profit	68.1	58.4
Finance income	0.8	1.1
Finance costs	(18.7)	(13.2)
Net financing costs	(17.9)	(12.1)
Profit before tax	50.2	46.3
Taxation	(11.0)	(10.0)
Profit for the period	39.2	36.3

Attributable to:
Equity owners of the parent	39.2	36.7
Non-controlling interests	—	(0.4)
	39.2	36.3

Basic earnings per share
Profit for the period attributable to equity owners of the parent	39.2	36.7
Weighted average shares outstanding in millions	196.4	175.6
Basic earnings per share in €	0.20	0.21

Diluted earnings per share
Profit for the period in attributable to equity owners of the parent	39.2	36.7
Weighted average shares outstanding in millions	196.4	175.7
Diluted earnings per share in €	0.20	0.21

Statements of Profit or Loss (unaudited)
Nine months ended September 30, 2019 and September 30, 2018

	Nine months ended September 30, 2019	Nine months ended September 30, 2018
	€m	€m
Revenue	1,695.9	1,558.0
Cost of sales	(1,185.7)	(1,088.2)
Gross profit	510.2	469.8
Other operating expenses	(263.4)	(253.1)
Exceptional items	(49.9)	(11.7)
Operating profit	196.9	205.0
Finance income	3.5	2.7
Finance costs	(51.5)	(38.8)
Net financing costs	(48.0)	(36.1)
Profit before tax	148.9	168.9
Taxation	(41.2)	(39.2)
Profit for the period	107.7	129.7

Attributable to:
Equity owners of the parent	108.0	130.1
Non-controlling interests	(0.3)	(0.4)
	107.7	129.7

Basic earnings per share
Profit for the period attributable to equity owners of the parent	108.0	130.1
Weighted average shares outstanding in millions	190.5	175.6
Basic earnings per share in €	0.57	0.74

Diluted earnings per share
Profit for the period in attributable to equity owners of the parent	108.0	130.1
Weighted average shares outstanding in millions	190.5	175.6
Diluted earnings per share in €	0.57	0.74

Nomad Foods Limited As Reported
Statements of Financial Position
As at September 30, 2019 (unaudited) and December 31, 2018 (audited)

	As at September 30, 2019	As at December 31, 2018
	€m	€m
Non-current assets
Goodwill	1,862.9	1,861.0
Intangibles	2,082.6	2,087.2
Property, plant and equipment	416.6	348.8
Other receivables	2.1	2.6
Derivative financial instruments	35.5	35.7
Deferred tax assets	86.2	68.7
Total non-current assets	4,485.9	4,404.0
Current assets
Cash and cash equivalents	721.5	327.6
Inventories	392.3	342.5
Trade and other receivables	154.0	173.9
Indemnification assets	35.4	79.4
Short-term investments	25.0	—
Derivative financial instruments	14.1	13.4
Total current assets	1,342.3	936.8
Total assets	5,828.2	5,340.8
Current liabilities
Trade and other payables	502.0	571.6
Current tax payable	215.5	201.2
Provisions	42.2	44.3
Loans and borrowings	26.6	21.4
Derivative financial instruments	1.5	1.5
Total current liabilities	787.8	840.0
Non-current liabilities
Loans and borrowings	1,870.4	1,742.9
Employee benefits	259.5	200.6
Trade and other payables	—	1.3
Provisions	5.9	69.4
Derivative financial instruments	20.8	35.4
Deferred tax liabilities	389.3	392.1
Total non-current liabilities	2,545.9	2,441.7
Total liabilities	3,333.7	3,281.7
Net assets	2,494.5	2,059.1
Equity attributable to equity holders
Share capital	—	—
Capital reserve	2,095.0	1,748.5
Share based compensation reserve	18.8	9.4
Founder Preferred Share Dividend reserve	370.1	372.6
Translation reserve	87.1	88.8
Cash flow hedging reserve	(2.3)	8.5
Accumulated deficit reserve	(73.1)	(167.9)
Equity attributable to owners of the parent	2,495.6	2,059.9
Non-controlling interests	(1.1)	(0.8)
Total equity	2,494.5	2,059.1

Nomad Foods Limited As Reported
Statements of Cash Flows (unaudited)
For the nine months ended September 30, 2019 and the nine months ended September 30, 2018

	For the nine months ended September 30, 2019	For the nine months ended September 30, 2018
	€m	€m
Cash flows from operating activities
Profit for the period	107.7	129.7
Adjustments for:
Exceptional items	49.9	11.7
Non-cash fair value purchase price adjustment of inventory	—	5.7
Share based payment expense	11.1	9.5
Depreciation and amortization	50.0	33.6
Loss on disposal of property, plant and equipment	0.2	0.1
Finance costs	51.5	38.8
Finance income	(3.5)	(2.7)
Taxation	41.2	39.2
Operating cash flow before changes in working capital, provisions and exceptional items	308.1	265.6
Increase in inventories	(49.8)	(50.8)
Decrease/(increase) in trade and other receivables	16.2	(51.0)
Decrease in trade and other payables	(66.8)	(14.3)
Increase in employee benefits and other provisions	4.3	—
Cash generated from operations before tax and exceptional items	212.0	149.5
Cash flows relating to exceptional items	(7.6)	(28.2)
Tax paid	(28.9)	(10.6)
Net cash generated from operating activities	175.5	110.7
Cash flows from investing activities
Purchase of subsidiaries, net of cash acquired	—	(465.1)
Contingent consideration for purchase of Lutosa brand	(1.5)	—
Purchase of property, plant and equipment	(26.4)	(17.8)
Purchase of intangibles	(3.0)	(3.1)
Purchase of investments	(25.0)	—
Cash used in investing activities	(55.9)	(486.0)
Cash flows from financing activities
Proceeds from issuance of ordinary shares	353.7	0.1
Share issuance costs	(11.1)	—
Payments related to shares withheld for taxes	(0.9)	—
Issuance of new loan principal	1.7	354.8
Repayment of loan principal	(22.0)	(5.9)
Payment of lease liabilities	(16.0)	—
Cash paid related to factored receivables	(2.3)	—
Proceeds on settlement of derivatives	2.2	(1.0)
Payment of financing fees	—	(2.5)
Interest paid	(33.1)	(30.6)
Interest received	1.9	0.2
Net cash provided by financing activities	274.1	315.1
Net increase/(decrease) in cash and cash equivalents	393.7	(60.2)
Cash and cash equivalents at beginning of period	327.6	219.2
Effect of exchange rate fluctuations	0.2	(2.1)
Cash and cash equivalents at end of period	721.5	156.9

Nomad Foods Limited
Adjusted Financial Information
(In € millions, except per share data)
Reconciliation of Non-IFRS Financial Measures
The following table reconciles adjusted financial information for the three months ended September 30, 2019 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Three Months Ended September 30, 2019

€ in millions, except per share data	As reported for the three months ended September 30, 2019	Adjustments		As adjusted for the three months ended September 30, 2019
Revenue	540.3	—		540.3
Cost of sales	(381.1)	—		(381.1)
Gross profit	159.2	—		159.2
Other operating expenses	(89.4)	9.3	(a)	(80.1)
Exceptional items	(1.7)	1.7	(b)	—
Operating profit	68.1	11.0		79.1
Finance income	0.8	(0.7)		0.1
Finance costs	(18.7)	2.0		(16.7)
Net financing costs	(17.9)	1.3	(c)	(16.6)
Profit before tax	50.2	12.3		62.5
Taxation	(11.0)	(2.3)	(d)	(13.3)
Profit for the period	39.2	10.0		49.2

Profit attributable to:
Equity owners of the parent	39.2	10.0		49.2
Non-controlling interests	—	—		—
	39.2	10.0		49.2

Weighted average shares outstanding in millions - basic	196.4			196.4
Basic earnings per share	0.20			0.25
Weighted average shares outstanding in millions - diluted	196.4			196.4
Diluted earnings per share	0.20			0.25

(a)	Share based payment charge including employer payroll taxes of €6.5 million and non-operating M&A transaction costs of €2.8 million.

(b)
Exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.

(c)	Elimination of €0.7 million of non-cash foreign exchange translation gains and €2.0 million of foreign exchange losses on derivatives.

(d)	Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the three months ended September 30, 2018 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Three Months Ended September 30, 2018

€ in millions, except per share data	As reported for the three months ended September 30, 2018	Adjustments		As adjusted for the three months ended September 30, 2018
Revenue	530.6	—		530.6
Cost of sales	(383.6)	3.6	(a)	(380.0)
Gross profit	147.0	3.6		150.6
Other operating expenses	(84.5)	5.2	(b)	(79.3)
Exceptional items	(4.1)	4.1	(c)	—
Operating profit	58.4	12.9		71.3
Finance income	1.1	(0.6)		0.5
Finance costs	(13.2)	(0.3)		(13.5)
Net financing costs	(12.1)	(0.9)	(d)	(13.0)
Profit before tax	46.3	12.0		58.3
Taxation	(10.0)	(3.3)	(e)	(13.3)
Profit for the period	36.3	8.7		45.0

Profit attributable to:
Equity owners of the parent	36.7	8.7		45.4
Non-controlling interests	(0.4)	—		(0.4)
	36.3	8.7		45.0

Weighted average shares outstanding in millions - basic	175.6			175.6
Basic earnings per share	0.21			0.26
Weighted average shares outstanding in millions - diluted	175.7			175.7
Diluted earnings per share	0.21			0.26

(a)	Non-cash fair value uplift of inventory recorded as part of the Aunt Bessie's purchase price accounting.

(b)	Share based payment charge including employer payroll taxes of €4.5 million and non-operating M&A transaction costs of €0.7 million.

(c)
Exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.

(d)
Elimination of a €0.7 million credit received as part of the issuance of new debt drawn down on June 20, 2018, €0.6 million of non-cash foreign exchange translation gains and €0.4 million of foreign exchange losses on derivatives.

(e)	Tax impact of the above at the applicable tax rate for each exceptional item, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures
The following table reconciles adjusted financial information for the nine months ended September 30, 2019 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Nine Months Ended September 30, 2019

€ in millions, except per share data	As reported for the nine months ended September 30, 2019	Adjustments		As adjusted for the nine months ended September 30, 2019
Revenue	1,695.9	—		1,695.9
Cost of sales	(1,185.7)	—		(1,185.7)
Gross profit	510.2	—		510.2
Other operating expenses	(263.4)	19.3	(a)	(244.1)
Exceptional items	(49.9)	49.9	(b)	—
Operating profit	196.9	69.2		266.1
Finance income	3.5	(1.6)		1.9
Finance costs	(51.5)	1.5		(50.0)
Net financing costs	(48.0)	(0.1)	(c)	(48.1)
Profit before tax	148.9	69.1		218.0
Taxation	(41.2)	(4.6)	(d)	(45.8)
Profit for the period	107.7	64.5		172.2

Profit attributable to:
Equity owners of the parent	108.0	64.5		172.5
Non-controlling interests	(0.3)	—		(0.3)
	107.7	64.5		172.2

Weighted average shares outstanding in millions - basic	190.5			190.5
Basic earnings per share	0.57			0.91
Weighted average shares outstanding in millions - diluted	190.5			190.5
Diluted earnings per share	0.57			0.91

(a)	Share based payment charge including employer payroll taxes of €16.2 million and non-operating M&A transaction costs of €3.1 million.

(b)
Exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.

(c)	Elimination of €1.6 million of non-cash foreign exchange translation gains and €1.5 million of foreign exchange losses on derivatives.

(d)	Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures
The following table reconciles adjusted financial information for the nine months ended September 30, 2018 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Nine Months Ended September 30, 2018

€ in millions, except per share data	As reported for the nine months ended September 30, 2018	Adjustments		As adjusted for the nine months ended September 30, 2018
Revenue	1,558.0	—		1,558.0
Cost of sales	(1,088.2)	5.7	(a)	(1,082.5)
Gross profit	469.8	5.7		475.5
Other operating expenses	(253.1)	19.8	(b)	(233.3)
Exceptional items	(11.7)	11.7	(c)	—
Operating profit	205.0	37.2		242.2
Finance income	2.7	(2.2)		0.5
Finance costs	(38.8)	(1.7)		(40.5)
Net financing costs	(36.1)	(3.9)	(d)	(40.0)
Profit before tax	168.9	33.3		202.2
Taxation	(39.2)	(6.6)	(e)	(45.8)
Profit for the period	129.7	26.7		156.4

Profit attributable to:
Equity owners of the parent	130.1	26.7		156.8
Non-controlling interests	(0.4)	—		(0.4)
	129.7	26.7		156.4

Weighted average shares outstanding in millions - basic	175.6			175.6
Basic earnings per share	0.74			0.89
Weighted average shares outstanding in millions - diluted	175.6			175.6
Diluted earnings per share	0.74			0.89

(a)	Non-cash fair value uplift of inventory recorded as part of the Goodfella's Pizza and Aunt Bessie's purchase price accounting.

(b)	Share based payment expense including employer payroll taxes of €10.9 million and non-operating M&A transaction costs of €8.9 million.

(c)
Exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.

(d)
Elimination of €1.1 million of costs incurred in conjunction with the issuance of new debt drawn down on June 20, 2018, €0.5 million of non-cash foreign exchange translation gains and €4.5 million of foreign exchange gains on derivatives.

(e)	Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
Reconciliation of Profit for the period to EBITDA and Adjusted EBITDA (unaudited)

	Three months ended		Nine months ended
€ in millions	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Profit for the period	39.2	36.3	107.7	129.7
Taxation	11.0	10.0	41.2	39.2
Net financing costs	17.9	12.1	48.0	36.1
Depreciation	14.8	10.4	44.1	28.4
Amortization	1.9	2.0	5.9	5.2
EBITDA	84.8	70.8	246.9	238.6
Acquisition purchase price adjustments (a)	—	3.6	—	5.7
Exceptional items (b)	1.7	4.1	49.9	11.7
Other add-backs (c)	9.3	5.2	19.3	19.8
Adjusted EBITDA	95.8	83.7	316.1	275.8

Revenue	540.3	530.6	1,695.9	1,558.0
Adjusted EBITDA margin	17.7%	15.8%	18.6%	17.7%

(a)	Non-cash fair value uplift of inventory recorded as part of the Goodfella's Pizza and Aunt Bessie's purchase price accounting.

(b)	Adjustment to add back exceptional items. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.

(c)
Represents the elimination of share-based payment charges including employer payroll taxes for the three month period to September 30, 2019 of €6.5 million (2018: €4.5 million) and for the nine months ended September 30, 2019 of €16.2 million (2018: €10.9 million) as well as the elimination of non-operating M&A related costs, professional fees, transaction costs and purchase accounting related valuations for the three month period to September 30, 2019 of €2.8 million (2018: €0.7 million) and for the nine months ended September 30, 2019 of €3.1 million (2018: €8.9 million). We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.

Nomad Foods Limited
Adjusted Financial Information (continued)

Appendix 1: Reconciliation from reported to organic revenue growth
Year on Year Growth - September 30, 2019 compared with September 30, 2018:

	Three Months Ended September 30, 2019	Nine Months Ended September 30, 2019
	YoY Growth	YoY Growth
Reported Revenue Growth	1.8%	8.9%

Of which:
Organic Revenue Growth	2.5%	2.2%
Acquisitions	—%	7.0%
Translational FX (a)	(0.7)%	(0.3)%
Total	1.8%	8.9%

(a)
Translational FX is calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Forward-Looking Statements
Forward-Looking Statements and Disclaimers

Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including expectations regarding: (i) factors that continue to fuel the Company’s performance, including the Company’s investments in its brands, people and capabilities and its commitment to superior execution; (ii) continued disproportionate growth of the core portfolio; (iii) the Company’s development of a pipeline of new product lines, such as Green Cuisine, and the anticipated impact of such products on the core business and growth algorithm of the Company; (iv) the Company’s ability to achieve a third consecutive year of growth; (v) the potential of the frozen food category; (vi) the Company’s ability to complement strong organic growth with accretive acquisitions as a result of its leverage position; (vii) the Company’s growth prospects and its eagerness to drive shareholder value; and (viii) the Company’s guidance with respect to organic revenue growth, Adjusted EBITDA and Adjusted EPS. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including (i) economic conditions, competition and other risks that may affect the Company’s future performance, including increases in operating costs and the Company’s ability to manage its cost structure; (ii) the risk that securities markets will react negatively to actions by the Company; (iii) the Company’s ability to protect its brand names and trademarks; (iv) the Company’s ability to accurately predict the performance of certain of its new products; (v) the loss of any of the Company’s major customers or a decrease in demand for its products; (vi) the Company’s ability to effectively compete in its markets and to successfully execute its marketing campaigns; (vii) changes in consumer preferences and the Company’s failure to anticipate and respond to such changes or to successfully develop and renovate products; (viii) the Company’s ability to successfully interpret and respond to key industry trends and to realize the expected benefits of its responsive actions; (ix) fluctuations in the availability of food ingredients and packaging materials that the Company uses in its products; (x) the Company’s ability to effectively mitigate factors that negatively impact its supply of raw materials; (xi) the Company’s ability to drive shareholder value; (xii) changes in applicable laws or regulations; and (xiii) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.
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